UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36907

Hailiang Education Group Inc.

1508 Binsheng RD,

Binjiang District, Hangzhou City,

Zhejiang, China 310051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

Date: May 9, 2022	By:	/s/ Junwei Chen
	Name:	Junwei Chen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – Hailiang Education Enters into Definitive Agreement for Going Private Transaction

99.2	Agreement and Plan of Merger, dated as of May 7, 2022, by and among Hailiang Education Group Inc., Hailiang Education International Limited and HE Merger Sub Limited